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April 12, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Stephany Yang, Anne McConnell, Erin Donahue and Evan Ewing

Re:	WEBTOON Entertainment Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted February 9, 2024
CIK No. 0001997859

On behalf of our client, WEBTOON Entertainment Inc. (the “Company”), we set forth below the Company’s responses to the letter, dated February 23, 2024, containing the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1, confidentially submitted by the Company on February 9, 2024 (the “Draft Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

Concurrent with the submission of this letter, we are submitting a revised confidential Draft Registration Statement on Form DRS/A (the “Registration Statement”) in response to the Staff’s comments. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Austin Bay Area Beijing Boston Brussels Chicago Dallas Hong Kong Houston London Los Angeles Miami Munich Paris Riyadh Salt Lake City

Shanghai Washington, D.C.

Amendment No. 1 to Draft Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Performance, page 84

1.	Staff’s comment: We note your disclosure of Paid Content GMV on page 87. Please address the following:

•	More fully explain how it is calculated and what it represents, including if and how “total value” relates to revenue recorded in the combined financial statements;

•	More fully disclose and describe why the measure is useful to investors; and

•	Disclose any key estimates, assumptions, and limitations specific to the measure.

Response: The Company respectfully acknowledges the Staff’s comments and revised its disclosure on pages iv, 38, 39 and 88 of the Registration Statement to address the Staff’s comments. Paid Content GMV is an operating metric which management uses to assess and analyze the directional trend of paying user demand in a period and is also important for investors as a broad indicator of demand for paid content accessed on the Company’s platform. Paid Content GMV represents the dollars spent in a period by users to access paid content on the Company’s platform.

The Company believes that Paid Content GMV, which primarily consists of the dollar value of all Coins purchased by its users (no matter when purchased) and subsequently redeemed to access paid content on its platform, is not a financial metric because it is not a numerical measure of the Company’s financial performance, financial position or cash flow. Paid Content GMV is an operating metric generated from the Company’s operational system which collects data about the platform’s transaction activities. Paid Content GMV is not generated from the Company’s financial reporting system and it differs from recorded revenue in meaningful ways because it represents the dollars spent by users to access paid content on the Company’s platform on a uniform basis, irrespective of geographic region or accounting differences that may cause different revenue recognition outcomes for the same amount of paid content accessed.

By analyzing the dollars spent in a period by users to access paid content on the Company’s platform on a uniform basis, management can identify directional trends in paying user demand for a series, individual titles and user cohort over time. Paid Content GMV therefore provides management with useful information in making operational decisions regarding new episode releases, which content it places behind a paywall, user cohort trends and marketing efficiency. The Company believes that Paid Content GMV is also an important indicator for investors because it shows the directional trend of user demand for paid content accessed on the Company’s platform. Stated simply, Paid Content GMV allows management and investors to assess paying user demand across the Company’s platform over segments of time.

Combined Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Organization and Description of Business, page F-7

2.

Staff’s comment: We note your response to comment 11; however, it is not clear to us if the combined financial statements reflect allocations for common expenses incurred by the ultimate parent. Please more fully explain to us how each entity that is controlled by Naver operated and how you determined no common expenses are required to be allocated to the combined financial statements to comply with the provisions of SAB Topic 1:B.

Response: The Company respectfully advises the Staff that it believes the common expenses are reasonably calculated in accordance with SAB Topic 1 Question 2. In particular, the Company’s consolidated financial statements for all periods presented in the Registration Statement include all the costs of doing business, including the expenses from services provided by Naver, the ultimate parent, to the Company and its subsidiaries. Such services include, but are not limited to, use of the Naver brand, information technology services, and shared services such as accounting, finance, human resources, general affairs and procurement. The Company and its subsidiaries are charged under certain agreements for such services based on an estimated cost allocation plus mark-up methodology, which management believes approximates the cost of services negotiated at arm’s length. All common expenses incurred by Naver on behalf of the Company to operate its business are governed by such service agreements and are reflected in the Company’s consolidated financial statements as operating expenses.

Note 17. Business Combinations, page F-40

3.

Staff’s comment: We note your response to comment 20. Please more fully explain to us if and how you considered the fair value of the shares of Munpia you acquired in February 2022 in determining the fair value of the shares of Munpia issued to acquire Studio JHS Inc. in August 2022.

Response: The Company respectfully advises the Staff that the Company considered the February 2022 valuation as a benchmark data point, but not as a direct input into the August 2022 valuation of Munpia shares for the acquisition of Studio JHS Inc. Specifically, the August 2022 valuation was performed using the discounted cash flow method applying a discount rate of 13.8% and terminal growth rate of 1.0% incorporating historical financial information, business plans of Munpia, and market outlook information. In performing the August 2022 valuation, Management assessed reasonableness over the fair value of Munpia shares derived from the discounted cash flow method by confirming that the fair value derived from the discounted cash flow method was within a range of fair values calculated using a transaction multiple method. For the transaction multiple method, Management used the February 2022 transaction of Munpia shares in which the Company acquired a controlling financial interest in Munpia as well as other comparable transactions as observable inputs.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Michael Kim by telephone at (212) 446-4746 or by email at michael.kim@kirkland.com or Joshua N. Korff by telephone at (212) 446-4943 or by email at joshua.korff@kirkland.com.

Sincerely,

/s/ Michael Kim
Michael Kim

VIA E-MAIL

cc:	Junkoo Kim
David Lee
WEBTOON Entertainment Inc.

Michael Kaplan
Dan Gibbons
Judah Bareli
Davis Polk & Wardwell LLP